

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 10, 2010

By facsimile to (425) 451-8568 and U.S. Mail

Mr. Merlyn Kirk
President, Secretary, and Treasurer
GreenChoice International, Inc.
527 18th Avenue NW
Calgary, AB T2M-0T6, Canada

Re: GreenChoice International, Inc.
        Pre-effective Amendments 1 and 2 to Registration Statement on Form S-1
        Filed August 2 and 3, 2010
        File No. 333-167879

Dear Mr. Kirk:

        We reviewed the filings and have the comments below.

General

1. Refer to prior comment 1. Section (a)(2) of Rule 419 defines a blank check company as a
    company that is issuing penny stock that is "a development stage company that has no
    specific business plan or purpose or has indicated that its business plan is to engage in a
    merger or acquisition with an unidentified company or companies, or other entity." In
    discussing this definition in the adopting release, the Commission stated that it would
    "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific
    business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932.

    We continue to believe that GreenChoice's business is commensurate in scope with the
    uncertainty ordinarily associated with a blank check company. As noted previously,
    disclosures throughout the registration statement indicate that GreenChoice is a development
    stage company not only with no revenues but also with minimal assets, an accumulated loss,
    no capital to pursue its business plan, no formal agreement with a manufacturer to make its
    pre-fabricated log cabin buildings and structural components, and no established working
    relationships with firms to make its pre-fabricated log cabin buildings and structural
    components available to the Asian market. Additionally, revised disclosure in the business
    section states that GreenChoice intends to purchase its raw materials from YellowStone Log
    Homes of Idaho Falls, Idaho, whereas the initial registration statement states that

GreenChoice will be working with a Canadian manufacturer to develop a comprehensive line of products and will enter into formal discussions with a Canadian manufacturer as soon as the registration statement becomes effective. Further, revised disclosure in MD&A states that GreenChoice will not be pursuing any part of its plan of operations until its stock "has been cleared for trading by the appropriate authorities." Please revise the registration statement to comply with Rule 419.

Prospectus' Outside Front Cover Page

2. Refer to prior comment 5. As requested previously, conform the disclosure here to that under "Terms of the Offering" where you indicate also that GreenChoice may extend the offering period for an additional 90 days.

General Information about the Company, page 3

3. Please explain the basis for the statement that your "president was also involved in a successful housing development in Hawaii a number of years ago."

4. GreenChoice is Considered aa (sic) Shell Company, which May

4. Complete the caption or heading of this risk factor.

17. You May Not be Able to See Your Shares nn (sic) GreenChoice…

5. Generally, a risk factor should contain a single risk. This risk factor appears to discuss multiple risks. Please revise.

6. Explain in the last paragraph what comprises "Form 10 information" since some investors may be unfamiliar with the form and its requirements.

Description of Business, page 14

7. Refer to prior comment 8. As requested previously, clarify the status of the structures and components for GreenChoice's products. For example, indicate whether the structures and components are in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. We note the disclosure that GreenChoice's president has a log display home which will be available to potential customers for viewing.

8. Refer to prior comment 9. As requested previously, describe methods of competition in GreenChoice's industry. For example, if price, service, warranty, or product performance are methods of competition, so describe them.

9. We note the disclosure in the fourth paragraph regarding your plans to source your raw materials from YellowStone Log Homes. We also note the disclosure in the second paragraph that you intend to build working relations with established construction firms in Asia to make your fabricated structures and structural components. Please explain in greater detail how you intend to implement this portion of your business plan. Please also reconcile with the disclosure in the fourth paragraph, which suggests that you will acquire fabricated structures and structural components from YellowStone Log Homes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

10. To the extent that you have any financial information available for the recently completed quarter, please provide a recent developments section to disclose and discuss the information.

Plan of Operations

11. We note the revised disclosure that "GreenChoice will not be pursuing any part of its plan of operations until such time as its stock has been cleared for trading by the appropriate authorities." Clarify to what authorities you are referring. Note that the Commission in declaring a registration statement effective does not "clear" stock for trading.

12. Refer to prior comment 14. As requested previously, provide appropriate and prominent disclosure of GreenChoice's financial difficulties and viable plans to overcome these difficulties. Additionally, include a reasonably detailed discussion of GreenChoice's ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements.

Certain Relationships and Related Transactions and Director Independence

13. Refer to prior comment 16. Tell us why you have not identified Mr. Merlyn Kirk as a promoter of GreenChoice and have not disclosed GreenChoice's transactions with him here. See Item 404(c) of Regulation S-K.

14. Refer to prior comment 17. As noted previously, Item 404(d) of Regulation S-K requires a description of any transaction since the beginning of the small business issuer's last fiscal year or any currently proposed transaction in which the small business issuer was or is to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of

the small business issuer's total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest. Tell us how you determined that GreenChoice's transactions with Mr. Kirk are not related party transactions.

Signatures

15. Refer to prior comment 23. GreenChoice's principal accounting officer or controller also must sign the registration statement. As noted previously, any person who occupies more than one of the specified positions, for example, principal executive officer, principal financial officer, and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Exhibits

16. Refer to prior comment 24. Notwithstanding the disclosure in Item 16 that exhibit 4.1 is attached, we note that you intend to file by amendment a specimen of the common stock as an exhibit to the registration statement.

Exhibit 5.1

17. Refer to prior comment 26. It is unclear why you retained the phrase "once issued" before the words "is duly authorized" in (3) of the opinion. Additionally, it is unclear why you removed the "will be" language before the words "validly issued, fully paid and non-assessable" in (3) of the opinion. Please revise.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: James B. Parsons, Esq.
        Parsons/Burnett/Bjordahl, LLP
        1850 Skyline Tower
        10900 NE 4th Street
        Bellevue, WA 98004